CLIFFORD L. NEUMAN, P.C.
Attorney at Law

TEMPLE-BOWRON HOUSE
1507 PINE STREET
BOULDER, COLORADO 80302

Telephone: (303) 449-2100
Facsimile: (303) 449-1045
E-mail: clneuman@neuman.com

June 17, 2005

VIA EDGAR AND FEDERAL EXPRESS

John Zitko, Staff Attorney
United States Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 0511
Washington, D.C. 20549
Re:	Golden West Brewing Company, Inc.
Pre-Effective Amendment No. 2 to Registration Statement on Form SB-2
File No. 333-121351

Dear Mr. Zitko:

        On behalf of Golden West Brewing Company (the "Company"), please be advised that the Company has on this date electronically filed by EDGAR with the Commission its Pre-Effective Amendment No. 2 to Form SB-2 Registration Statement.

        I am enclosing herewith for your convenience two sets of the Amendment, each set consisting of one redlined and one clean Registration Statement.

        To expedite your review, please accept the following in response to the comments of the Commission dated March 3, 2005:
Comment 1:	Revised as requested. We will paginate the EDGAR version.

Comment 2	As requested, we will provide two courtesy copies of the filing in both redlined and clean versions.

Comment 3	Revised throughout as requested.

Comment 4

Supplementally, please be advised that the offering will not be completed, meaning funds released from escrow, until and unless the acquisition is consummated. We believe that this is clearly and adequately disclosed throughout.

Comment 5

Revised as requested. This Amendment includes audited financial statements as of and for the period ended December 31, 2004 and unaudited financial statements as of and for the period ended March 31, 2005.

Comment 6	Revised as requested. See page 1.

Comment 7	Revised as requested. See pages 2 and 33.

Comment 8	Revised as requested. See page 4.

Comment 9	Supplementally, please be advised that we have withdrawn the disclosure concerning the right to accept lesser subscriptions. The minimum investment will be 1,000 shares, without exception.

Comment 10	Revised as requested. See page 6.

Comment 11	Revised as requested. See page 6.

Comment 12	Revised as requested.

Comment 13	Revised as requested.

Comment 14

Supplementally, please be advised that we believe that the potential opportunity cost of an investor's funds being held in escrow up to 180 days under the terms of the offering is material to an investment decision and should be disclosed.

Comment 15	Supplementally, please be advised that former Risk Factor 11 has been combined with the risk factor concerning "Volatility." Accordingly, to repeat it would be redundant.

Comment 16	Revised as requested throughout.

Comment 17	Revised as requested. See page 14.

Comment 18	Revised as requested. See page 12.

Comment 19	Revised as requested. See pages 9 and 10.

Comment 20	Revised as requested. See page 15.

Comment 21

Supplementally, please be advised that we have delineated the subcategories of working capital with as much specificity as our present knowledge permits. To provide greater specificity would require speculation which could possibly be misleading.

Comment 22	See response to comment 20.

Comment 23

Supplementally, please be advised that we believe that it is appropriate to include disclosure concerning the possible application of proceeds in a manner that cannot be anticipated as of the date of the prospectus. This kind of flexibility is frequently included in prospectuses and recognizes the inherent uncertainties associated with trying to predict the future. We believe the flexibility and associated disclosure to be appropriate. Further, it would appear that Instruction 7 to Item 504 of Regulation SK is not included in the comparable Item 504 of Regulation SB, the latter of which governs this filing.

Comment 24	Revised as requested. See page 18.

Comment 25

Supplementally, we confirm that if we enter into any arrangement for bridge loans prior to the effectiveness of the registration statement or completion of the offering, we will file an amendment to the registration statement disclosing such amendment.

Comment 26 - 32

Management's Discussion and Analysis has been entirely rewritten to both reflect the inclusion of more current financial statements and pro forma financial information as well as respond to these comments. We believe that the revised Management's Discussion and Analysis is responsive to each of your comments.

Comment 33	Revised as requested. See page 33.

Comment 34

Supplementally, please be advised that upon closing of the acquisition of Butte Creek, Butte Creek will execute a form of subscription agreement in which it will make representations with respect to its acquisition of the shares for investment only and not with a view to subsequent resale or distribution. In addition, the shares will be subject to restriction on transfer and the certificate representing the shares will bear the customary restrictive legend with respect to "restricted securities."

Comment 35

Supplementally, please be advised that it appears that if there is a working capital adjustment, it would be de minimus. As a result, it is our current intention not to make any working capital adjustments, and we have made a disclosure consistent with this present intention. Supplementally, please be further advised that should this intention in fact not be the case, we will amend the registration statement appropriately.

Comment 36	Revised as requested. See page 33.

Comment 37	Revised as requested. See page 39. Supplementally, please be advised that all material suppliers are now identified in the prospectus.

Comment 38	Revised as requested. See page 40.

Comment 39	Revised as requested. See page 40.

Comment 40	A conformed copy of the Amended Trademark Assignment agreement is filed herewith.

Comment 41

Supplementally, please be advised that we have executed an Amended Trademark Assignment which addresses this comment. In view of the favorable resolution of the pending litigation and the decision not to pursue the federal trademark registration, we believe that the pertinent issues, and risks, surrounding our use of the mark have been adequately disclosed.

Comment 42

Supplementally, our primary efforts in connection with the litigation were focused on settlement, not on expansion of the lawsuit. We cannot predict what parties might have been joined in the litigation had it not been resolved.

Comment 43	We do not believe our current relationship with Bison Brewing is material. We have made an appropriate disclosure at page 42.

Comment 44	Revised as requested. See page 48.

Comment 45	Revised as requested. See page 51. This disclosure is now consistent with the disclosures under the section entitled "Recent Sales of Unregistered Securities."

Comment 46	Revised as requested. See page 51.

Comment 47	Revised as requested. See page 55.

Comment 48	Revised as requested. See page 55.

Comment 49	Revised as requested. See page 55.

Comment 50

Supplementally, please be advised that it is our view that simply because Mr. Power is not eligible to rely on the safe harbor contained in Rule 3a4-1 neither compels nor supports the conclusion that his activities would render him a broker-dealer. On the contrary, Mr. Power's conduct will in all respects be consistent with all of the requirements of Rule 3a4-1, except for the fact of his statutory disqualification. As a result, we do not believe that Mr. Power would be deemed to be a broker-dealer under these circumstances.

Comment 51

Supplementally, please be advised that Messrs. Power are engaged primarily in the acquisition, development and operation of controlled businesses. This activity is materially different than one who acts as a broker or dealer in securities.

Comment 52

Supplementally, please be advised that we have valued the trademarks and tradenames at $25,000 based upon what we believe the market value to be. We do not think it appropriate to place any value on customer lists or distribution network. In our view, those intangibles contribute to the value of the trademarks. Essentially, the value is based upon three brands: "Butte Creek Organic Ale" ($5,000), "Butte Creek Organic IPA" ($5,000), and "Butte Creek Organic Porter" ($5,000) and the tradename "Butte Creek Brewing Company" ($10,000). We don't see any intangible value in any other names acquired from Butte Creek. Supplementally, please be further advised that we have elected to amortize the trademarks over a five-year useful life upon completion of the acquisition.

Comment 53

Revised as requested. In addition, we have made an appropriate disclosure in the section entitled Management's Discussion and Analysis. See page 32 under the heading Certain Considerations: Issues and Uncertainties.

Comment 54

Due to the contingencies involved relating to the transaction, a calculation allowance was provided rather than recording the advances as an investment. Should the contract not close, the collection of the receivable is uncertain. As of January 31, 2005, the contract had not yet been closed. Should the contract close, the advances would have been converted to an investment, at which time a valuation would be made to determine if a valuation allowance is needed. Based upon the financial history of Butte Creek, it appears that a valuation allowance would be needed. Therefore, we concluded that recording the loan as an investment in Butte Creek on the financial statements, that is anticipated to be written off as a valuation allowance later, would appear to be misleading. However, upon review of controlling guidance, we have recorded the investment, with a footnote that a valuation allowance will likely be needed in the future.

        Please let me know if you have further comments or questions.
Sincerely,
/s/ Clifford L. Neuman
Clifford L. Neuman

CLN:nn
cc: Mr. Brian Power